Insider transaction detail - View details for insider	2010-06-10 14:28 ET

Transactions sorted by:	Insider
Insider family name:	Ferguson ( Starts with )
Given name:	David ( Starts with )
Filing date range:	June 10, 2010 - June 10, 2010
Equity securities:	Common Shares
Issuer derivatives:	Options

Insider name:	Ferguson, David Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares

1651827	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	8.0500	330,000
1651828	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-33,000	8.1500	297,000
1651834	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,100	8.1600	293,900
1651836	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,600	8.1700	292,300
1651841	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,700	8.1800	290,600
1651844	2010-06-04	2010-06-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	8.1900	290,500
1651854	2010-06-09	2010-06-10	Direct Ownership :	51 - Exercise of options	+66,000	6.0300	356,500

Security designation: Options (Common Shares)

1651851	2010-06-09	2010-06-10	Direct Ownership :	51 - Exercise of options	-66,000	6.0300	488,700				Common Shares	-66,000	488,700